# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, Texas (TX), 77007
Date of event which requires filing of this statement: 07/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-023462
Filed by CIK 0001645595

## Reporting persons
- Bayswater Exploration & Production, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bayswater Management Company LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 Waugh Drive, Suite 400, Houston, TX, 77007

## Item 2. Person Filing
Name of person filing:
(i) Bayswater Exploration & Production, LLC

(ii) Bayswater Management Company LP
Address of principal business office or, if none, residence:
(i) 730 17th Street, Suite 500, Denver, Colorado 80202

(ii) 730 17th Street, Suite 500, Denver, Colorado 80202
Citizenship:
(i) Colorado limited liability company

(ii) Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") amends and supplements the Schedule 13G filed by Bayswater Exploration & Production, LLC ("Bayswater E&P") and Bayswater Management Company LP ("Bayswater Management") with the Securities and Exchange Commission (the "SEC") on April 2, 2025 (the "Schedule 13G"), as amended by Amendment No. 1 to Schedule 13G filed by Bayswater E&P and Bayswater Management with the SEC on August 13, 2025 ("Amendment No. 1"). The purpose of this Amendment No. 2 is to report that as of July 15, 2025, Bayswater E&P and Bayswater Management ceased to be the beneficial owners of more than 5% of the common stock, par value $0.01 per share ("Common Stock"), of Prairie Operating Co., a Delaware corporation (the "Issuer"). (Percentage of class calculated based on 45,618,567 outstanding shares of Common Stock as of June 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025.) This Amendment No. 2 is the final amendment to the Schedule 13G and constitutes an "exit filing" for Bayswater E&P and Bayswater Management.

As of September 8, 2025, each of Bayswater E&P and Bayswater Management beneficially owned 0 shares of Common Stock.

Pursuant to that certain Purchase and Sale Agreement, dated as of February 6, 2025, by and among the Issuer, Otter Holdings, LLC, Prairie SWD Co., LLC, Prairie Gathering I, LLC, Bayswater Resources LLC, Bayswater Fund III-A, LLC, Bayswater Fund III-B, LLC, Bayswater Fund IV-A, LP, Bayswater Fund IV-B, LP, Bayswater Fund IV-Annex, LP and Bayswater E&P (the "PSA"), Bayswater E&P was designated by the Sellers as the Sellers' Representative (in each case, as defined in the PSA) to whom shares of Common Stock were issued on March 26, 2025. Bayswater Management is the manager or general partner of, or that controls, each entity that sold assets to the Issuer pursuant to the PSA.
Percent of class:
(i) Bayswater E&P: 0.0%

(ii) Bayswater Management: 0.0%
Sole power to vote or to direct the vote:
(A) Bayswater E&P: 0

(B) Bayswater Management: 0
Shared power to vote or to direct the vote:
(A) Bayswater E&P: 0

(B) Bayswater Management: 0
Sole power to dispose or to direct the disposition:
(A) Bayswater E&P: 0

(B) Bayswater Management: 0
Shared power to dispose or to direct the disposition:
(A) Bayswater E&P: 0

(B) Bayswater Management: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of April 2, 2025, by and between Bayswater Exploration & Production, LLC and Bayswater Management Company LP (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Bayswater Exploration & Production, LLC and Bayswater Management Company LP with the Securities and Exchange Commission on April 2, 2025)

## Signatures
- Bayswater Exploration & Production, LLC: /s/ Victor Wind, Victor Wind/Senior Vice President and Chief Financial Officer, Bayswater Management Company LP, its manager (09/11/2025)
- Bayswater Management Company LP: /s/ Victor Wind, Victor Wind/Senior Vice President and Chief Financial Officer (09/11/2025)